UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 10)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLATINUM ENERGY RESOURCES INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number)

Syd Ghermezian
9440 West Sahara, Suite 240
Las Vegas, Nevada 89117
(702) 430-5800

(Name, address and telephone number of person
authorized to receive notices and communications)

- with a copy to -

Eliezer Helfgott, Esq.
Sills Cummis & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102
(973) 643-7000

December 18, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO 727659104	Page 2 of 5

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Syd Ghermezian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None

	8.	SHARED VOTING POWER 8,468,600

	9.	SOLE DISPOSITIVE POWER None

	10.	SOLE DISPOSITIVE POWER 8,468,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,468,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (see Item 5 for an explanation)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP NO 727659104	Page 3 of 5

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Braesridge Energy LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None

	8.	SHARED VOTING POWER 8,468,600

	9.	SOLE DISPOSITIVE POWER None

	10.	SOLE DISPOSITIVE POWER 8,468,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,468,600
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (see Item 5 for an explanation)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 10 ("Amendment No. 10") to Schedule 13D, filed by Syd Ghermezian and Braesridge Energy LLC ("BEL") amends and supplements the statement on Schedule 13D, as previously amended and supplemented, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following:

Due to miscommunications between the broker responsible for executing trades pursuant to the Plan and BEL, BEL was not made aware of certain purchases that were made pursuant to the Plan between December 18, 2007 and February 19, 2008. BEL purchased 298,500 Warrants pursuant to the Plan during that period, not previously reported, for an aggregate purchase price of $458,725. An itemized breakdown of these transactions from December 18, 2007 through February 19, 2008 is more fully set forth in Item 5 below. The source of funds for the payment by BEL for such Warrants was BEL's working capital.

Item 5. Interest in Securities of the Issuer

(a) (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 5,013,800 Warrants (which are immediately exercisable), representing approximately 31.3% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,070,762 shares of Common Stock outstanding as of March 5, 2008. Mr. Ghermezian, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL.

(c) (i) No trades were made by Mr. Ghermezian of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

(ii) Due to miscommunications between the broker responsible for executing trades pursuant to the Plan and BEL, BEL was not made aware of the following purchases of Warrants that were made pursuant to the Plan and not previously reported:

Quantity	Date	Price
6,500	12/18/2008	$1.65
19,000	12/20/2008	$1.60
10,500	1/10/2008	$1.60
4,000	1/11/2008	$1.60
3,000	1/14/2008	$1.60
48,000	1/15/2008	$1.60
14,000	1/16/2008	$1.60
1,500	1/17/2008	$1.60
5,000	1/18/2008	$1.50
4,500	1/25/2008	$1.50
9,700	1/31/2008	$1.50
2,068	2/1/2008	$1.50
5,000	2/4/2008	$1.50
15,500	2/5/2008	$1.50
8,500	2/6/2008	$1.50
99,732	2/7/2008	$1.50
500	2/8/2008	$1.50
900	2/12/2008	$1.50
8,000	2/14/2008	$1.50
30,600	2/15/2008	$1.50
2,000	2/19/2008	$1.50

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2008

By:	/s/ Syd Ghermezian

BRAESRIDGE ENERGY LLC

By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager